UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of report (date of earliest event reported): December 16, 2020 (December 10, 2020)

SILVER SPIKE ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Commission File Number: 001-39021

Cayman Islands	N/A
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

660 Madison Avenue, Suite 1600, New York, New York 10065

(Address of principal executive offices, including zip code)

(212) 905-4923

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

X	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 140.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A ordinary shares, par value $0.0001 per share	SSPK	The NASDAQ Stock Market LLC
Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	SSPKW	The NASDAQ Stock Market LLC
Units, each consisting of one Class A ordinary share and one-half of one redeemable warrant	SSPKU	The NASDAQ Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR 230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR 240.12b-2).

Emerging growth company X

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

As previously disclosed, on December 10, 2020, Silver Spike Acquisition Corp., a Cayman Islands exempted company (including the successor after the Domestication (as defined below), “Silver Spike”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Silver Spike Merger Sub LLC, a Delaware limited liability company and wholly owned subsidiary of Silver Spike (“Merger Sub”), WM Holding Company, LLC, a Delaware limited liability company (“WMH”), and Ghost Media Group, LLC, a Nevada limited liability company, solely in its capacity as the securityholder representative thereunder (the “Holder Representative”). Pursuant to the Merger Agreement, (i) Silver Spike will domesticate from a Cayman Islands exempted company to a Delaware corporation (the “Domestication”) and (ii) Merger Sub will merge with and into WMH with WMH continuing as the surviving entity and a subsidiary of Silver Spike (the “Merger” and together with the Domestication and the other transactions contemplated by the Merger Agreement, the “Business Combination”). We refer to Silver Spike following the Business Combination as “Surviving Pubco.”

Exchange Agreement

Concurrently with the completion of the Merger, Surviving Pubco will enter into an exchange agreement with WMH and each holder of the limited liability company interests of WMH (such interests, the “WMH Equity Interests” and each such holder, the “WMH Equity Holder”) from time to time party thereto (the “Exchange Agreement Members,” and such agreement, the “Exchange Agreement”), which will provide for the exchange of Paired Interests or Class P Units (each as defined in the Exchange Agreement), for shares of Class A common stock, par value $0.0001 per share, of Surviving Pubco (“Class A common stock”). Pursuant to the Exchange Agreement and subject to the procedures and restrictions therein, from and after 180 days following the closing of the Business Combination (the “Closing”), each Exchange Agreement Member will be entitled to surrender Paired Interests or Class P Units (if vested) to WMH in exchange for shares of Class A common stock of Surviving Pubco (the “Exchange”) by delivering notice to WMH; provided, that Surviving Pubco, at its sole election, may instead settle all or a portion of the Exchange in cash based on a volume weighted average price of Class A common stock and may also elect to settle any Exchange directly between the exchanging WMH Equity Holder and the Surviving Pubco.

The foregoing description of the Exchange Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Exchange Agreement, a copy of which is filed as Exhibit 10.1 hereto and is incorporated herein by reference.

Voting and Support Agreements

Concurrently with the execution of the Merger Agreement, certain WMH Equity Holders (the “WMH Voting Members”) entered into support agreements (collectively, the “Voting and Support Agreements”) in favor of Silver Spike and WMH and their respective successors.

In the Voting and Support Agreements, the WMH Voting Members agreed to vote all of their WMH Equity Interests in favor of the Merger Agreement and related transactions and to take certain other actions in support of the Merger Agreement and related transactions. The Voting and Support Agreements also prevent the WMH Voting Members from transferring their voting rights with respect to their WMH Equity Interests or otherwise transferring their WMH Equity Interests prior to the meeting of WMH’s members to approve the Merger Agreement and related transactions, except for certain customary permitted transfers. The WMH Voting Members also each agreed, with certain exceptions, to a lock-up for a period of 180 days after the Closing with respect to any securities of Surviving Pubco or WMH that they receive as Merger Consideration under the Merger Agreement.

The foregoing description of the Voting and Support Agreements does not purport to be complete and is qualified in its entirety by the terms and conditions of the Voting and Support Agreements, the form of which, is filed as Exhibit 10.2 hereto and is incorporated herein by reference.

Sponsor Letter Agreement

Concurrently with the execution of the Merger Agreement, Silver Spike Sponsor, LLC (the “Sponsor”) entered into a letter agreement (the “Sponsor Letter Agreement”) with Silver Spike and WMH pursuant to which the Sponsor agreed to vote all of its Class B ordinary shares, par value $0.0001 per share, of Silver Spike (along with the Class A common stock of Surviving Pubco into which such shares are converted as a result of the Domestication and the consummation of the transactions contemplated by the Merger Agreement, the “Sponsor Shares”) in favor of the Business Combination and related transactions and to take certain other actions in support of the Merger Agreement and related transactions. The Sponsor also agreed that, in the event that the sum of (i) the amount of cash available to be released from the trust account of Silver Spike (after giving effect to all payments made as a result of the completion of all Silver Spike share redemptions) and (ii) the net amount of proceeds actually received by Silver Spike pursuant to the Equity Financing (as defined in the Merger Agreement) (the “Cash Proceeds”) is less than $350,000,000, then 15% of the Sponsor Shares will be deemed to be “Deferred Sponsor Shares,” and a corresponding number of Surviving Company Membership Units (as defined in the Merger Agreement) held by Surviving Pubco will be deemed to be “Deferred Company Units.” The Sponsor agreed that it will not transfer and, subject to the achievement of certain milestones, may be required to forfeit, any such Deferred Sponsor Shares (in which case a corresponding number of Deferred Company Units will be forfeited), subject to the terms of the Sponsor Letter Agreement. The Sponsor also waived certain anti-dilution protection to which it would otherwise be entitled in connection with the Equity Financing.

The foregoing description of the Sponsor Letter Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Sponsor Letter Agreement, a copy of which is filed as Exhibit 10.3 hereto and is incorporated herein by reference.

Amended and Restated Registration Rights Agreement

Currently, the Sponsor has the benefit of registration rights with respect to Silver Spike securities that it holds pursuant to a registration rights agreement entered into in connection with its initial public offering.

In connection with the Closing, the Sponsor and certain investors that currently hold WMH Equity Interests (the “Other Investors”) will enter into an amended and restated registration rights agreement (the “Amended and Restated Registration Rights Agreement”). As a result, the Sponsor and the Other Investors will be able to make a written demand for registration under the Securities Act of 1933, as amended (the “Securities Act”) of all or a portion of their registrable securities, subject to a maximum of three such demand registrations for the Sponsor and three such demand registrations for the Other Investors, in each case so long as such demand includes a number of registrable securities with a total offering price in excess of $10.0 million. Any such demand may be in the form of an underwritten offering, it being understood that Silver Spike will not be able to conduct more than two underwritten offerings where the expected aggregate proceeds are less than $25.0 million but in excess of $10.0 million in any 12-month period.

In addition, the holders of registrable securities will have “piggy-back” registration rights to include their securities in other registration statements filed by Silver Spike subsequent to the consummation of the Business Combination.

Silver Spike has also agreed to file within 45 days of the Closing a resale shelf registration statement covering the resale of all registrable securities.

The foregoing description of the Amended and Restated Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Amended and Restated Registration Rights Agreement, a copy of which is filed as Exhibit 10.4 hereto and is incorporated herein by reference.

Forward Looking Statements

This Current Report includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics, projections of market opportunity and market share, expectations and timing related to commercial product launches, potential benefits of the transaction and the potential success of WMH’s go-to-market strategy, and expectations related to the terms and timing of the transaction. These statements are based on various assumptions, whether or not identified in this Current Report, and on the current expectations of WMH’s and Silver Spike’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of WMH and Silver Spike. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that the approval of the shareholders of Silver Spike or WMH is not obtained; failure to realize the anticipated benefits of the proposed business combination; risks relating to the uncertainty of the projected financial information with respect to WMH; future global, regional or local economic and market conditions affecting the cannabis industry; the development, effects and enforcement of laws and regulations, including with respect to the cannabis industry; WMH’s ability to successfully capitalize on new and existing cannabis markets, including its ability to successfully monetize its solutions in those markets; WMH’s ability to manage future growth; WMH’s ability to develop new products and solutions, bring them to market in a timely manner, and make enhancements to its platform and WMH’s ability to maintain and grow its two sided digital network, including its ability to acquire and retain paying customers; the effects of competition on WMH’s future business; the amount of redemption requests made by Silver Spike’s public shareholders; the ability of Silver Spike or the combined company to issue equity or equity-linked securities in connection with the proposed business combination or in the future; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; and those factors discussed in Silver Spike’s final prospectus dated August 7, 2019, Annual Report on Form 10-K for the fiscal year ended December 31, 2019 and Quarterly Report on Form 10-Q for the quarter ended September 30, 2020, in each case, under the heading “Risk Factors,” and other documents of Silver Spike filed, or to be filed, with the Securities and Exchange Commission (“SEC”). If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Silver Spike nor WMH presently know or that Silver Spike and WMH currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Silver Spike’s and WMH’s expectations, plans or forecasts of future events and views as of the date of this Current Report. Silver Spike and WMH anticipate that subsequent events and developments will cause Silver Spike’s and WMH’s assessments to change. However, while Silver Spike and WMH may elect to update these forward-looking statements at some point in the future, Silver Spike and WMH specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Silver Spike’s and WMH’s assessments as of any date subsequent to the date of this Current Report. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Additional Information About the Proposed Business Combination and Where To Find It

In connection with the proposed extension of the date by which Silver Spike must consummate an initial business combination, Silver Spike will mail a definitive Extension Proxy Statement to its shareholders as of the record date established for voting on the proposed extension. Silver Spike filed with the SEC a preliminary proxy statement, dated December 10, 2020 (the “Extension Proxy Statement”).

The proposed business combination will be submitted to shareholders of Silver Spike for their consideration. Silver Spike intends to file a registration statement on Form S-4 (the “Registration Statement”) with the SEC which will include preliminary and definitive proxy statements to be distributed to Silver Spike’s shareholders in connection with Silver Spike’s solicitation for proxies for the vote by Silver Spike’s shareholders in connection with the proposed business combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to WMH’s shareholders in connection with the completion of the proposed business combination. After the Registration Statement has been filed and declared effective, Silver Spike will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed business combination. Silver Spike's shareholders and other interested persons are advised to read, the preliminary Extension Proxy Statement and, once available, the definitive Extension Proxy Statement, the preliminary proxy statement / prospectus and any amendments thereto and the definitive proxy statement / prospectus, in connection with Silver Spike's solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed business combination, because these documents will contain important information about Silver Spike, WMH and the proposed business combination. Shareholders may also obtain a copy of the preliminary or definitive Extension Proxy Statement or preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed business combination and other documents filed with the SEC by Silver Spike, without charge, at the SEC's website located at www.sec.gov or by directing a request to 660 Madison Ave Suite 1600, New York, NY 10065 or notices@silverspikecap.com.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

Silver Spike, WMH and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from Silver Spike’s shareholders in connection with the proposed business combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Silver Spike’s shareholders in connection with the proposed business combination will be set forth in Silver Spike’s proxy statement / prospectus when it is filed with the SEC. You can find more information about Silver Spike’s directors and executive officers in Silver Spike’s final prospectus dated August 7, 2019 and filed with the SEC on August 9, 2019. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in Silver Spike’s Extension Proxy Statement and also will be included in the proxy statement / prospectus when they become available. Shareholders, potential investors and other interested persons should read the proxy statement / prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This Current Report does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
10.1	Form of Exchange Agreement by and among Surviving Pubco, WMH and the other parties thereto.
10.2	Form of Voting and Support Agreement, dated December 10, 2020.
10.3	Sponsor Letter Agreement, dated December 10, 2020, by and among Silver Spike, Merger Sub and WMH.
10.4	Form of Amended and Restated Registration Rights Agreement by and among Silver Spike, Sponsor and the other parties thereto.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: December 16, 2020

SILVER SPIKE ACQUISITION CORP.

By:	/s/ Greg Gentile
Name: Greg Gentile
Title: Chief Financial Officer